

July 30, 2015

Via E-mail
Mr. Steven T. Sobieski
Senior Vice President and Chief Financial Officer
Roka Bioscience, Inc.
20 Independence Boulevard
Warren, NJ 07059

> **Re:** **Roka Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 1-36538**

Dear Mr. Sobieski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

1. In the primary financial statements you present amounts in thousands, except for share and per share amounts. However, in the notes to the financial statements - for example on pages F-10, F-11, and F-12 - you appear to present some amounts in millions, some amounts in thousands and some actual dollar amounts without clearly labelling them as such. In future filings please consistently present and label the amounts in your financial statements and the related notes.

Statements of Cash Flows, page F-6

2. We note the significance of property and equipment to your operations. Please revise the statement in future filings to present the purchases and sales of property and equipment on a gross basis. Please refer to FASB ASC 230-10-45-7.

Note 1. Business Overview, page F-7

3.   With respect to the supply and license agreements with Gen-Probe, please revise the note in future filings to provide the disclosures required by FASB ASC 275-10-50-(1)(d) and 50-16 through 50-22.

Note 2. Summary of Significant Accounting Policies

Inventories, page F-8

4.   You disclose that inventory costs are determined in a manner which approximates the first-in first-out method. Please tell us the cost method you use to approximate FIFO and revise the note in future filings to disclose the information as required by FASB ASC 330-10-50-1.

Intangible Assets, page F-8

5.   Please tell us the method you use to amortize the technology over its ten-year estimated useful life. Also tell us how you determined that the method chosen would amortize the asset to reflect the pattern in which the economic benefits of the intangible asset are used, as required by FASB ASC 350-30-35-6.

6.   As a related matter, please tell us the factors you considered in concluding that the Gen-Probe agreement resulted in an intangible asset. Cite the accounting guidance you relied upon.

Note 6. Property and Equipment, page F-12

7.   We note that the dollar amount of Atlas instruments as of December 31, 2013 and 2014 is $10.3 million and $10.1 million, respectively. On page 50, you disclose that you had 38 instruments placed with customers under commercial agreements as of December 31, 2014 compared to 23 as of December 31, 2013, an increase of 65.2%. Please tell us why the increase in the dollar amount of Atlas instruments between years is not higher given the increase in the number of your instruments placed with customers.

8.   We note from your March 31, 2015 Form 10-Q that as of March 31, 2015, the dollar amount of Atlas instruments decreased to $9.9 million. As of March 31, 2015, you had 41 instruments placed with customers under commercial agreements. Please tell us why the dollar amount of Atlas instruments decreased between years given the increase in the number of your instruments placed with customers.

9.   Please show us a breakdown of the dollar amount for Atlas instruments as of December 31, 2013 and 2014 and March 31, 2015 by instruments placed with customers under commercial agreements, instruments intended for placement with customers, and other significant categories included in the amount.

10.   On page F-8, you disclose that the estimated useful life of the Atlas instruments is five years. We note that accumulated depreciation only increased by $700,000 between 2013 and 2014. In the first quarter of 2015, the accumulated depreciation only increased by $100,000. Please explain why depreciation expense is not higher given the useful life of five years.

11.   Under FASB ASC 360-10-35-21, you should test a long-lived asset (asset group) for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We noted no discussion of this accounting policy in your notes. Please tell us how you considered FASB ASC 360-10-35 in 2013, 2014, and the first quarter of 2015.

Note 7. Intangible Assets, page F-12

12.   Please revise the note in future filings to disclose the gross carrying amount and accumulated amortization of your intangible asset as required by FASB ASC 350-30-50-2(a)(1).

13.   We note that you experienced operating cash flow losses in each period presented and your net book value exceeds your market capitalization. We also note that your technology asset represents approximately 25% of your total assets. Please provide us with a summary of the last impairment review of this asset. Describe the methods used and significant assumptions.

Note 18. Segment Information, page F-23

14.   Please revise the note in future filings to clarify whether the same customers represented more than 10% of your revenues in each of the reported periods. Refer to FASB ASC 280-10-50-42.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant